April 10, 2015

Compañía de Minas Buenaventura S.A.A.

Form 20-F for Fiscal Year Ended December 31, 2013 filed April 30, 2014 and

Response dated April 10, 2015

File No. 001-14370

Ms. Tia L. Jenkins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Jenkins:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated March 25, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”).

As discussed with the Staff on our call of March 30, 2015, beginning with the Company’s annual report for the fiscal year ended December 31, 2014 to be filed on Form 20-F (the “2014 Form 20-F”), the Company advises the Staff that it will cease aggregating its operating segments as a single reportable segment and will instead report separately all of its operating segments pursuant to IFRS 8 in the 2014 Form 20-F and in future Form 20-F filings.

The Company further advises the Staff that none of the Company’s existing business units will be presented in an aggregated format; they will instead all be presented on an individual, separate basis (irrespective of whether they might be viewed as “insignificant” or fall below a 10% materiality threshold) in the Company’s note to its financial statements entitled “Disclosure of information on segments” (the “Segments Note”). These include the Company’s construction and engineering services business unit, energy generation and transmission services business unit, insurance brokerage business unit and certain other complementary business activities such as exploration and development and rental of mining concessions.

For the Staff’s convenience, the Company has attached to this letter the narrative portion of its proposed Segments Note to be included in the 2014 Form 20-F (Schedule I), as well as a sample table with the new presentation for the Company’s 2013 fiscal year (Schedule II). The full Segments Note to be included in the 2014 Form 20-F will include comparable tables of financial information for each of the Company’s fiscal years ended December 31, 2014, 2013 and 2012.

The Company advises the Staff that it believes that its prior presentation of operating segments as a single reportable segment was appropriate and in accordance with IFRS 8 based on the Company’s judgment of the economic characteristics of mining entities in Peru. Nevertheless, the Company has decided to present in the 2014 Form 20-F and in future Form 20-F filings its existing operating segments on an individual, as opposed to aggregated, basis for the following reasons. The Company acknowledges that over the last few years changes in minerals prices, extraction and production methods and costs made the operating segments’ economics less similar than in the past. Reporting its business units on a separate basis will improve transparency and provide more information to interested parties, such as investors, in the current economic environment of significant fluctuations of minerals prices and increasing costs. Indeed, this new approach to segment presentation will be consistent with the substantial disclosure the Company provides with respect to each mining unit in other parts of its Form 20-F filings. Presenting operating segments on an individual basis is also consistent with the way the Company’s Chief Operating Decision Maker monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Finally, the presentation of each mining and non-mining operating segment separately in the 2014 Form 20-F will also be consistent with the way the Company reported its mining and non-mining business units in its most recent annual audited statutory financial statements filed with the Lima Stock Exchange and the Peruvian Superintendency of Securities Markets.

In summary, for the reasons stated above, the Company believes that the new Segments Note presentation to be included in the 2014 Form 20-F and in future Form 20-F filings will enhance information provided to interested parties in accordance with IFRS 8.

*	*	*

The Company again acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at 212-530-5546, Alex J. Speyer at 212-530-5328 or Murray I.A. Gregorson at 212-530-5428.

Sincerely,

/s/ Arnold B. Peinado, III

Arnold B. Peinado, III

cc:	Securities and Exchange Commission:
Craig Arakawa
Steve Lo
Jim Lopez

Compañía de Minas Buenaventura S.A.A.:
Carlos Gálvez
Gulnara LaRosa
Daniel Dominguez

Milbank, Tweed, Hadley & McCloy LLP:
Alex J. Speyer
Murray I.A. Gregorson

Schedule I

Segments Note

Note 29 Disclosure of information on segments

Management has determined its operating segments based on reports that the Group’s Chief Operating Decision Maker (CODM) uses for making decisions. The Group is organized into business units based on its products and services, activities and geographic locations. The broad categories of the Group’s business units are:

-	Production and sale of minerals
-	Exploration and development activities
-	Construction and engineering services
-	Energy generation and transmission services
-	Insurance brokerage
-	Rental of mining concessions
-	Holding of investment in shares

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group’s consolidated financial statements. Also, the Group’s financing and income taxes are managed at the corporate level and are not allocated to the operating segments, except for those entities which are managed independently.

Until December 31, 2013, the Group had aggregated all its mining operating segments into one reportable segment based on similarities regarding long term financial performance, nature of products, production processes, type of customers and legal environment. The Group had also determined that the energy generation and transmission services segment, construction and engineering services and other complementary business activities were not significant in order to evaluate the entire business performance.

In 2014, taking into account the changing economic environment (increased fluctuations of minerals prices, changing extraction and production methods and increasing costs), the Group decided to present its operating segments separately to provide more transparent information to interested parties and to facilitate their understanding about the operating and financial characteristics of its business activities and the impact of the economic environment on its business. Comparative information for years 2013 and 2012 has also been provided.

Transactions between operating segments are performed on what Management believes to be market rates.

Assets and liabilities of the operational mining units owned directly by Compañia de Minas Buenaventura S.A.A. (Uchucchacua, Orcopampa, Julcani, Mallay and Breapampa) are allocated to Corporate since this is the way the CODM analyzes the business. Assets and liabilities of other operating segments are allocated based on the assets and liabilities of the legal entities included in those segments.

Refer to Note 20 (a) to the consolidated financial statements where the Group reports revenues from external customers for each product and service, and revenues from external customers attributed to Peru and foreign countries.1

Refer to Note 20 (b) to the consolidated financial statements for information about major customers (clients representing more than 10% of the Group’s revenues).1

All non-current assets are located in Peru.

1 The references to Note 20(a) and Note 20(b) are to a note that will appear in the Company’s consolidated financial statements to be included in the 2014 Form 20-F that will present the Company’s revenue by geographic region and by product and services, and will also present information concerning concentration of sales. The content and format of Note 20(a) and Note 20(b) will be the same as is currently contained in Note 18 to the Company’s consolidated financial statements included in the Company’s 2013 Form 20-F.

 Schedule II

Sample Table for 2013

															Equity accounted investees
	Ucchuchacua (Operational mining unit)	Orcopampa (Operational mining unit)	Julcani (Operational mining unit)	Mallay (Operational mining unit)	Breapampa (Operational mining unit)	Colquijirca (Operational mining unit)	La Zanja (Operational mining unit)	Exploration and development mining projects	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A.	Compañía Minera Coimolache S.A.	Adjustments and eliminations	Total

	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2013
Results:
Continued operations
Operating income:
Net sales	205,218	324,343	45,995	44,896	119,871	187,769	193,298	1,504	96,523	33,809	8,455	-	-	206,240	1,406,825	1,811,488	209,636	(3,680,449)	1,215,421
Royalty income	-	-	-	-	-	-	-	-	-	-	-	44,185	-	-	-	-	-		44,185
Other operating income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	29,181	-	-	(29,181)	-
Total operating income	205,218	324,343	45,995	44,896	119,871	187,769	193,298	1,504	96,523	33,809	8,455	44,185	-	206,240	1,436,006	1,811,488	209,636	(3,709,630)	1,259,606
Operating costs
Cost of sales, excluding depreciation and amortization	(113,631)	(128,184)	(17,585)	(24,282)	(49,535)	(119,969)	(85,980)	(555)	(91,804)	(25,412)	-	-	-	(208,968)	(983,238)	(795,064)	(124,325)	2,141,247	(627,285)
Exploration in units in operation	(25,311)	(57,871)	(7,054)	(9,342)	(2,974)	-	(1,236)	(2,441)	-	-	-	-	-	-	-	-	-	4,316	(101,913)
Depreciation and amortization	(10,844)	(28,964)	(4,586)	(20,348)	(25,501)	(35,644)	(27,930)	(9)	(264)	(1,751)	-	(112)	(1,434)	(524)	-	-	-	(1,229)	(159,140)
Royalties	(1,675)	(26,448)	(405)	(365)	(968)	-	(431)	(110)	-	-	-	-	-	-	-	-	-	-	(30,402)
Other operating costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(28,672)	-	-	28,672	-
Total operating costs	(151,461)	(241,467)	(29,630)	(54,337)	(78,978)	(155,613)	(115,577)	(3,115)	(92,068)	(27,163)	-	(112)	(1,434)	(209,492)	(1,011,910)	(795,064)	(124,325)	2,173,006	(918,740)
Gross profit (loss)	53,757	82,876	16,365	(9,441)	40,893	32,156	77,721	(1,611)	4,455	6,646	8,455	44,073	(1,434)	(3,252)	424,096	1,016,424	85,311	(1,536,624)	340,866
Operating expenses
Administrative expenses	(11,818)	(20,381)	(1,949)	(2,607)	(7,128)	(15,637)	(2,475)	(2,330)	(8,282)	(2,571)	(7,801)	(96)	(5,916)	13,342	(67,064)	-	(1,843)	69,438	(75,118)
Exploration in non-operating areas	-	-	-	-	-	(5,220)	(6,563)	(2,444)	-	-	-	-	-	(21,928)	-	-	-	3,350	(32,805)
Selling expenses	(3,346)	(3)	(755)	(1,423)	-	(8,763)	(528)	(10)	-	-	-	-	-	(13)	(3,740)	(68,448)	(522)	72,709	(14,842)
Excess of workers’ profit sharing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(704)	(704)
Other, net	2,592	1,822	209	108	(158)	(656)	(18)	1,910	422	50	94	(3)	657	(9,674)	(77,534)	147	779	77,099	(2,154)
Impairment loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,038,548)	-	-	1,038,548	-
Total operating expenses, net	(12,572)	(18,562)	(2,495)	(3,922)	(7,286)	(30,276)	(9,584)	(2,874)	(7,860)	(2,521)	(7,707)	(99)	(5,259)	(18,273)	(1,186,886)	(68,301)	(1,586)	1,260,440	(125,623)
Operating profit (loss)	41,185	64,314	13,870	(13,363)	33,607	1,880	68,137	(4,485)	(3,405)	4,125	748	43,974	(6,693)	(21,525)	(762,790)	948,123	83,725	(276,184)	215,243

															Equity accounted investees
	Ucchuchacua (Operational mining unit)	Orcopampa (Operational mining unit)	Julcani (Operational mining unit)	Mallay (Operational mining unit)	Breapampa (Operational mining unit)	Colquijirca (Operational mining unit)	La Zanja (Operational mining unit)	Exploration and development mining projects	Construction and engineering	Energy generation and transmission	Insurance brokerage	Rental of mining concessions	Holding of investment in shares	Corporate	Minera Yanacocha S.R.L.	Sociedad Minera Cerro Verde S.A.A.	Compañía Minera Coimolache S.A.	Adjustments and eliminations	Total

	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Year 2013
Other income, net
Share in the results of associates under equity method , see note 10	-	-	-	-	-	-	-	-	(1,511)	(3,140)	-	-	(316,488)	(101,592)				308,586	(114,145)
Finance costs	(561)	(832)	(477)	(544)	(163)	(47)	(1,301)	(344)	(232)	(1,992)	(96)	(5)	(3)	(3,731)	(18,745)	(1,843)	(2,385)	23,405	(9,896)
Net gain (loss) from currency exchange difference	325	92	63	64	(64)	(4,544)	(777)	81	(111)	(1,355)	119	(66)	(17)	(985)	2,065	(1,858)	(524)	300	(7,192)
Finance income	18	29	-	-	-	-	-	1	6	-	7	3	-	4,693	720	2,178	335	(1,369)	6,621
Total other income (expenses), net	(218)	(711)	(414)	(480)	(227)	(4,591)	(2,078)	(262)	(1,848)	(6,487)	30	(68)	(316,508)	(101,615)	(15,960)	(1,523)	(2,574)	330,922	(124,612)
Profit (loss) before income tax	40,967	63,603	13,456	(13,843)	33,380	(2,711)	66,059	(4,747)	(5,253)	(2,362)	778	43,906	(323,201)	(123,140)	(778,750)	946,600	81,151	54,738	90,631
Income tax	-	-	-	-	-	(5,003)	(29,211)	(17)	(72)	(3,228)	(269)	(13,151)	(67)	(35,464)	203,471	(333,338)	(34,156)	164,023	(86,482)
Profit (loss) from continued operations	40,967	63,603	13,456	(13,843)	33,380	(7,714)	36,848	(4,764)	(5,325)	(5,590)	509	30,755	(323,268)	(158,604)	(575,279)	613,262	46,995	218,761	4,149
Discontinued operations
Loss from discontinued operations, see note 1(e)																			(83,885)
Net loss																			(79,736)
Total assets	-	-	-	-	-	687,187	270,911	37,366	54,372	430,588	5,801	9,008	1,296,692	3,640,787	3,754,692	4,828,201	203,749	(10,669,667)	4,549,687
Total liability	-	-	-	-	-	243,749	89,767	9,174	39,744	269,466	2,774	3,439	137	240,369	674,642	740,717	69,542	(1,671,953)	711,567

Other segment information
Investment in associates	-	-	-	-	-	-	-	-	-	-	-	-	-	41,931	1,360,689	904,315	43,367	-	2,350,302
Capital expenditures	16,038	11,023	8,927	16,643	16,233	216,477	89,308	89,313	12,307	48,532	126	-	-	42,699	-	-	-	-	567,626